UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 814-00659

Prospect Capital Corporation
(Exact name of registrant as specified in its charter)

10 East 40th Street
New York, New York 10016
Telephone: (212) 448-0702
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.50% Series AA1 Preferred Stock, par value $0.001
5.50% Series MM1 Preferred Stock, par value $0.001
6.50% Series AA2 Preferred Stock, par value $0.001
6.50% Series MM2 Preferred Stock, par value $0.001
(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share
5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock, par value $0.001
5.50% Series A1 Preferred Stock, par value $0.001
5.50% Series M1 Preferred Stock, par value $0.001
5.50% Series M2 Preferred Stock, par value $0.001
5.50% Series A2 Preferred Stock, par value $0.001
6.50% Series A3 Preferred Stock, par value $0.001
6.50% Series M3 Preferred Stock, par value $0.001
7.50% Series A5 Preferred Stock, par value $0.001
7.50% Series M5 Preferred Stock, par value $0.001
Floating Rate Series A4 Preferred Stock, par value $0.001
Floating Rate Series M4 Preferred Stock, par value $0.001
3.364% Notes due 2026
3.437% Notes due 2028
Prospect Capital InterNotes®
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

5.50% Series AA1 Preferred Stock: Zero (0)
5.50% Series MM1 Preferred Stock: Zero (0)
6.50% Series AA2 Preferred Stock: Zero (0)
6.50% Series MM2 Preferred Stock: Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 16, 2026	Prospect Capital Corporation

	By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Chief Operating Officer